April 3, 2013

Via EDGAR

Securities and Exchange Commission

100 F. Street, N.E.

Washington, D.C. 20549

Attention: David L. Orlic

Re:	Elan Corporation, plc Amendment No. 3 to Schedule TO Filed on March 26, 2013 File No. 005-43481

Ladies and Gentlemen:

On behalf of our client, Elan Corporation, plc (“Elan”), we are submitting this letter in response to the written comments of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”), dated March 28, 2013 (the “Comment Letter”), with respect to the amended Tender Offer Statement on Schedule TO-I (SEC File No. 005-43481) (the “Tender Offer Statement”) filed by Elan with the Commission on March 26, 2013.

Set forth below are the headings and text of the comments raised in the Comment Letter, followed by Elan’s responses thereto.

Terms and Conditions of the Tender Offer, page 32

1.	We note your response to prior comments 7, 8 and 9; however, disclosure on the top of page 6 indicates that the repurchase of the ordinary shares will be partially financed from the proceeds of the Tysabri transaction. Furthermore, the condition in paragraph 2.1.4 demonstrates that receipt of these proceeds is effectively a condition to the tender offer. Accordingly, consistent with prior comment 7, please confirm that you will disseminate disclosure of the closing of the Tysabri transaction, and the receipt of funds therefrom, in a manner reasonably calculated to inform security holders, as required by Rule 13e-4(e)(3). In addition, please confirm that five business days will remain in the offer following disclosure of the change or that the offer will be extended so that at least five business days remain in the offer. Refer to Release Nos. 34-23421 (July 11, 1986 at footnote 70) and 34-24296 (April 3, 1987).

Response

We advise the Staff that the Tysabri Transaction was consummated on April 2, 2013, and the condition to the tender offer that the Tysabri Transaction be consummated was satisfied as of such date. Pursuant to the terms of the Tysabri Transaction, Elan received US$3.25 billion upon closing of the transaction and will receive royalties on all future global net sales of Tysabri. Accordingly, on April 2, 2013, thirteen business days before the expiration date of the tender offer on April 18, 2013, the Company issued a press release announcing the consummation of the Tysabri Transaction and filed Amendment No. 4 to the Tender Offer Statement with the Commission disclosing the consummation of the Tysabri Transaction and describing the consideration received by Elan in connection with the transaction.

2.	Given that your offer is subject to a financing condition, we do not consider your offer to be within the safe harbor afforded by Instruction 2 to Item 10 of Schedule TO. Accordingly, summarized financial information, as described in Item 1010(c) of Regulation M-A, must be disseminated to security holders. See Instruction 6 to Item 10 of Schedule TO and Interpretation I.H.7 in the July 2001 Interim Supplement to Publicly Available Telephone Interpretations, available on our website. Alternatively, please provide your analysis as to why financial statements are not material.

Response

As described in our response to Comment 1, on April 2, 2013 the Tysabri Transaction was consummated, and the Company filed Amendment No. 4 to the Tender Offer Statement with the Commission disclosing the completion of the Tysabri Transaction and that the condition to the tender offer that the Tysabri Transaction be consummated has been satisfied.

3.	Please provide your analysis as to the materiality of pro forma financial information. See Item 1010(b) of Regulation M-A. In this regard, we note your disclosure that the offer will have a positive impact on the company’s earnings per share.

Response

Please see the response to Comment 2.

In addition to the aforementioned responses to the Staff’s comments, the Company acknowledges that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;
•	Staff comments or changes to disclosure in response to comments will not foreclose the Commission from taking any action with respect to the filing; and
•	the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

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Please do not hesitate to contact me at 212-504-6888 with any questions or comments you may have.

Very truly yours,
/s/ Christopher T. Cox
Christopher T. Cox

cc:	William F. Daniel,
Elan Corporation, plc

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